August 15, 2024

Raleigh Siu Lau
Chief Executive Officer
Troops, Inc.
Unit A, 18/F, 8 Fui Yiu Kok Street
Tsuen Wan, New Territories, Hong Kong

       Re: Troops, Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed April 29, 2024
           File No. 001-35016
Dear Raleigh Siu Lau:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
Exhibit 13.1, page 1

1. We note that the certifications at Exhibit 13.1 appear to relate to your Form 20-F for the fiscal year ended December 31, 2022, rather than the Form 20-F that you filed on April
       29, 2024, covering the fiscal year ended December 31, 2023.

       Please file a complete amendment to your annual report to include currently dated certifications that reference and pertain to the more recent annual report.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yolanda Guobadia at 202-551-3562 or John Cannarella at 202-551-3337
 August 15, 2024
Page 2

with any questions.



                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation